Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

Purpose and Scope

Since its founding, Lennar Corporation (Lennar) has required that all its associates maintain the highest level of integrity in their dealings on behalf of the Company (i.e., Lennar and its subsidiaries), in their dealings with the Company, and in everything affecting the Company’s relationships with its banks, with its security holders and with others with whom the Company does business. The Company believes the high level of integrity with which it conducts its affairs has been a major factor in the Company’s success.

This Code of Business Conduct and Ethics (“Code”) is intended to document the principles of conduct and ethics to be followed by the Company’s associates, officers, and directors, including its principal executive officer, its principal financial officer and its principal accounting officer. Its purpose is to:

•	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Promote avoidance of conflicts of interest, including disclosure to an appropriate person or committee of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	Promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

•	Promote compliance with applicable governmental laws, rules and regulations;

•	Promote the prompt internal reporting to an appropriate person or committee of violations of this Code;

•	Promote accountability for adherence to this Code;

•	Provide guidance to associates, officers, and directors to help them recognize and deal with ethical issues;

•	Provide mechanisms to report unethical conduct; and

•	Help foster the Company’s longstanding culture of honesty and accountability.

The Company will expect all its associates, officers, and directors to comply at all times with the principles in this Code. Violations of this Code by an associate or officer or director are grounds for disciplinary action up to and including immediate termination of employment and forfeiture of any earned or unearned bonus and possible legal prosecution.

Fair Dealing

•	Each associate and officer will at all times deal fairly with the Company’s customers, subcontractors, suppliers, competitors and associates. While we expect our associates to try hard to advance the interests of the Company, we expect them to do so in a manner that is consistent with the highest standards of integrity and ethical dealing.

•	No associate or officer is to take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Compliance with Laws, Rules and Regulations (Including Insider Trading Laws)

•	Associates, officers, and directors are expected to comply at all times with all applicable laws, rules and regulations.

•	The Company’s policies prohibit bribery or kickbacks of any kind to and from anyone in the conduct of our business. Federal law, as well as the laws of most states, prohibit engaging in “commercial bribery.” Commercial bribery involves conferring or agreeing to confer anything of value upon any employee, agent or fiduciary of a vendor, supplier, contractor, competitor or governmental agency (each, an “Employer”) without the consent of the Employer that adversely influences the business, affairs or operations of the Employer. Commercial bribery also involves soliciting, demanding or agreeing to accept anything of value from anyone intending to adversely influence or be rewarded in connection with the business, affairs or operations of the Company.

•	Associates, officers, and directors are required to comply with the Company’s policies regarding non-public Information in sections 5.2 and 5.16 of the Associate Reference Guide, and with all other policies applicable to them that are adopted by the Company from time to time.

•	Associates, officers, and directors must cooperate fully with the people responsible for preparing reports filed with the Securities and Exchange Commission and all other materials that are made available to the investing public to make sure those people are aware in a timely manner of all information that might have to be disclosed in those reports or other materials or that might affect the way in which information is disclosed in them.

Conflicts of Interest

•	Definition: A “conflict of interest” occurs when an individual’s private interest is different from the interests of the Company as a whole. Conflict situations include:

(1) Action or Inaction: When an associate, officer, or director, or a member of his or her family, will benefit personally from something the associate, officer, or director does or fails to do that is not in the best interests of the Company,

(2) Objectivity: When an associate, officer, or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively,

(3) Personal Benefits: When an associate, officer or director, or a member of his or her family, receives personal benefits from somebody other than the Company as a result of his or her position in the Company which are not generally available to all the Company’s associates, or at least to all associates in the same area of work or the same geographic area. Loans to, or guarantees of obligations of, associates, officers, or directors by persons with whom the Company does business are of special concern. Loans to any officer or director by persons with whom the Company does business require specific approval of the Conflicts Committee, and

(4) Competing Activities: When an associate, officer, or director engages in any activity that is competitive with the business activities and operations conducted from time to time by the Company. Any ownership interest, whether active or passive, in any other homebuilder, land developer, or mortgage lender or title company would be considered a competitive activity, other than investments in publicly traded securities that are listed on a recognized securities exchange or securities quotation system not exceeding one (1) percent of the outstanding securities of a class or series.

•	Specific Situations: The following rules apply to specific situations that involve, or may involve, conflicts of interest:

(1) Real Estate Investments: An associate, officer, or director may make real estate investments in noncompetitive activities, including investments in raw land and income producing properties, if the involvement of the associate, officer, or director does not require active participation in planning or zoning changes, processing government approvals, or other development work with respect to the raw land, and as long as such activities in general do not in any way interfere with the associate’s, officer’s, or director’s duties owed to the Company.

Notwithstanding the foregoing, no associate, officer, or director may acquire a direct or indirect interest in raw land (except land upon which to construct a personal residence) (a) within a twenty-five (25) mile radius of a present or proposed community of the Company, without the prior written consent of the applicable one of the Conflicts Committee or the Audit Committee of Lennar’s Board. Such written notice shall include giving Lennar the opportunity to acquire such land on the same terms and conditions as those on which such associate, officer, or director proposes to acquire the land. Any such offer must be delivered in writing to the Conflicts Committee, which will forward it to the Asset Management Committee. If the Company does not accept an offer within ten days after the written offer is delivered to the Conflicts Committee, Lennar will be deemed to have waived its right to acquire the land, and the associate, officer, or director may, within six months after the end of the ten day period, acquire the land on terms no more favorable to the purchaser than those stated in the written offer delivered to the Conflicts Committee.

(2) Transactions with the Company: No associate, officer, or director, or member of the immediate family (defined below) of an associate, officer, or director, may sell, lease or buy any kind of property, facility, equipment or service directly or indirectly from or to the Company other than on market terms or under policies, such as policies regarding home purchase prices or favorable financing terms, available to all associates at a similar employment level. Any exceptions to this policy must have written approval of the Conflicts Committee. All processing and execution of sales contracts and closing statements related to home or homesite sales to associates must be handled by the President of the Division where the home or homesite is located, with approval by the appropriate Regional President.

No associate of the Company shall act as a general contractor for construction of his or her personal residence or as a general contractor for any construction other than for the Company. An unpaid leave of absence will be considered on a case-by-case basis by the appropriate Regional President for an associate desiring to act as a general contractor for the construction of his or her personal residence.

Associates, officers, or directors that utilize subcontractors or vendors with which the Company does business to perform maintenance and repair to their personal residences will pay for these services at a rate that is available to all associates in the applicable geographic area.

(3) Other Business Activities: No full-time associate will engage in any part-time employment, business consulting arrangements or other business activities without written approval from (a) the Conflicts Committee, if such associate is an officer, (b) from the CEO or COO if a Regional or Division President, or (c) from the applicable Division President, corporate officer, or comparable Lennar Financial Services position, if not an officer, Regional or Division President.

New home consultants may not receive commissions on any real estate sales made outside the Company during their employment with the Company, unless specifically approved by the appropriate Division President. No associate is permitted to conduct non-Company business of any kind from any Company location, including, without limitation, Welcome Home Centers.

(4) Gifts, etc.: No associate, officer, or director may accept any gift, favor, or personal incentive, including vacations, excursions, etc., other than those of a noncash nature in accordance with customary business practices as described below, from a current or prospective vendor, supplier, contractor or customer or other person with which the Company does business. Associates, officers and directors are also prohibited from giving any gifts, favors or personal incentives, other than those of a noncash nature in accordance with customary business practices as described below, to any current or prospective vendor, supplier, contractor or customer or other person with which the Company does business. Any exceptions to the foregoing, such as golfing, fishing, or hunting trips, etc., of no more than two working days’ duration, which are not unreasonable or non-customary in cost or scope, and tickets to spectator events, may be permitted, but only if, in each instance, such trip or spectator event is disclosed to and approved in writing by (a) the Conflicts Committee, if such associate is an officer, regional president, or division president, or (b) the appropriate division president, corporate officer, or comparable Lennar Financial Services associate, if such associate is not an officer, regional president or division president. However, in all events these gifts should be given or received infrequently and their value should be modest.

The term “customary business practices” is meant to include business-related gifts such as meals and other modestly priced or valued (no more than $100.00) tokens of goodwill. Cash or its equivalents may never be offered or accepted. Further, no associate, officer, or director may solicit or accept or give any money, gift, favor, service or other tangible or intangible benefit or service from or to any associate of the Company or any current or prospective vendor, supplier, contractor or customer or other person with which the Company does business, even if it is otherwise permitted by this Code, in exchange for anything involving the performance of the person’s responsibilities on behalf of the Company or a third party, or under circumstances that might impair that person’s judgment as to what is in the best interests of the Company or a third party, as applicable, or is intended in any way to improperly influence that person.

(5) Transactions with Family Members: Where an immediate family member (parent, parent-in-law, spouse, child, or son or daughter-in-law, or any other adult relative living in the same household) of any associate, officer, or director is involved in a transaction with the Company, all payments, commissions, fees, or other remuneration to such family member must be disclosed to and approved in advance by the Conflicts Committee.

•	Avoidance: Associates, officers, and directors must do everything they reasonably can to avoid conflicts of interest or actions or relationships that give the appearance of conflicts of interest.

•	Reporting: If a situation that creates a conflict of interest or the appearance of a conflict of interest arises, the person involved must promptly report it (1) if the person involved is a director or the principal executive officer of Lennar, to the Audit Committee of Lennar’s Board of Directors and (2) if the person involved is someone other than a director or the principal executive officer of Lennar, to the Conflicts Committee. If an associate, officer, or director becomes aware of a situation that he or she believes involves a conflict of interest by another associate, officer, or director, the person who becomes aware of the situation must promptly report it to (a) the Conflicts Committee, (b) the General Counsel of Lennar or (c) the Division President or Financial Services equivalent within which the particular associate or officer works. Any report of a situation that is made to the general counsel or to the Division President or Lennar Financial Services equivalent will be passed on to the applicable one of the Conflicts Committee or the Audit Committee of Lennar’s Board of Directors. When there is any question of whether a conflict of interest is present and should be disclosed, all associates, officers, and directors should resolve any doubt in favor of full disclosure.

•	Exceptions: The Company recognizes that the foregoing procedures may not give due respect to the specifics of a particular situation. In the event a situation arises in which an associate, officer, or director believes the foregoing procedures should not be applied, the associate, officer, or director should seek the advice, in writing, of the Conflicts Committee.

•	Remedial Actions: In any instance in which an associate, officer, or director becomes involved in a situation that involves a conflict or interest, or an appearance of one, he or she must work with the applicable one of the Conflicts Committee or the Audit Committee of Lennar’s Board to devise an arrangement by which (1) that committee (or its designee) will monitor the situation which creates, or gives the appearance of creating, a conflict of interest, (2) the associate, officer, or director who has a conflict of interest will, to the fullest extent possible, be kept out of any decisions that might be affected by the conflict of interest, (3) it is ensured that the associate, officer, or director who has a conflict of interest will not profit personally from the situation that causes the conflict of interest, and (4) every reasonable effort will be made to eliminate the conflict of interest as promptly as possible.

Conflicts Committee

The Conflicts Committee shall consist of Robert Strudler, Bruce Gross and Frank Matthews or their duly appointed successors as Chairman of the Board of Directors, Chief Financial Officer and Director of Human Resources. No Conflicts Committee member may pass judgment on a possible conflict of interest or appearance of conflict involving that member.

The Conflicts Committee shall keep written records of all findings and matters brought before it. A quorum of at least two Conflicts Committee members is required in order for the Conflicts Committee to take formal action.

Corporate Opportunities

•	No associate, officer, or director, will:

1) take for himself or herself personally any opportunity of which he or she becomes aware, or to which he or she obtains access, through the use of corporate property, information or position;

2) make it possible for somebody other than the Company to take advantage of an opportunity in any of the Company’s areas of business of which the associate, officer, or director becomes aware in the course of his or her activities on behalf of the Company, unless the Company has expressly decided not to attempt to take advantage of the opportunity;

3) otherwise use corporate property, information, or position for personal gain; or

4) compete with the Company generally or with regard to specific transactions or opportunities.

•	Associates, officers, and directors owe a duty to the Company to advance the Company’s legitimate interests whenever the opportunity to do so arises.

Confidentiality

•	Associates, officers, and directors must maintain the confidentiality of all information entrusted to them by the Company or its customers that is treated by the Company or its customers as confidential, except when disclosure is authorized by the Company or legally mandated.

•	Confidential information includes all information that may be of use to the Company’s competitors, or that could be harmful to the Company or its customers, if disclosed.

•	Associates, officers, and directors must comply with all confidentiality policies adopted by the Company from time to time and with confidentiality provisions in agreements to which they or the Company are parties.

Protection and Proper Use of Company Assets

•	Associates, officers, and directors must do all reasonable things in their power to protect the Company’s assets and ensure their efficient use by the Company.

•	Associates, officers, and directors will use the Company’s assets only for the Company’s legitimate business purposes.

Change in or Waiver of the Code

•	Any waiver of any provision of this Code must be approved:

•	With regard to any director, the principal executive officer of Lennar or a member of the Conflicts Committee, by the Board of Directors (but without the involvement of any director who will be personally affected by the waiver) or by a committee consisting entirely of directors who will not be personally affected by the waiver.

•	With regard to any other associate or officer, by the Conflicts Committee.

•	No waiver of any provision of this Code with regard to a director or officer will be effective until that waiver has been reported to the person responsible for the preparation and filing of the Company’s reports on Form 8-K (or any successor to that form) in sufficient detail to enable that person to prepare a report on Form 8-K containing any required disclosure with regard to the waiver.

•	Lennar will disclose any change in this Code or any waiver of this Code in a filing with the Securities and Exchange Commission, or in another manner that complies with applicable Securities and Exchange Commission rules, and Lennar will make any other disclosures of changes in, or waivers of, this Code, that are required by law or by the rules of any securities exchange or securities quotation system on which the Company’s securities are listed or quoted.

Compliance

•	Associates, officers, and directors must report promptly any violations of this Code of which they become aware (including any violations of the requirement of compliance with law) to the person to whom conflicts of interest involving the person who violated this Code would be reported as described under “Conflicts of Interest — Reporting.” In addition, associates may report any violation of this Code to the Chairman of the Audit Committee of Lennar’s Board. Failure to report a violation can lead to disciplinary action against the person who failed to report the violation which may be as severe as the disciplinary action against the person who committed the violation.

•	The identity of the associate who reports a possible violation of this Code by another associate will be kept confidential, except to the extent the associate who reports the possible violation consents to be identified or the identification of that associate is required by law.

•	Possible violations of this Code may be reported orally or in writing and may be reported anonymously.

•	Additionally, concerns or complaints regarding financial, accounting, auditing, this Code and related matters can be submitted confidentially and anonymously to the Audit Committee of our Board of Directors in the following manner:

Email:	auditcommittee@lennar.com

Phone:	1-800-503-1531

Address:	Audit Committee of the Board of Directors of Lennar Corporation, Attn: Chairman 225 Alhambra Circle, Suite 820 Coral Gables, FL 33134

Concerns about (a) the Company’s operations, (b) the Company’s financial reporting, (c) the Company’s business integrity, or (d) any other matter related to the Company, can be submitted confidentially and anonymously to the non-management directors of our Board of Directors in the following manner:

Email:	feedback@lennar.com

Phone:	1-800-503-1534

•	The Company will not allow retaliation for reports of possible violations of this Code made in good faith.

•	All Associates must comply with the Company’s policies prohibiting harassment and discrimination in employment, including all policies and procedures found in the Company’s Associate Reference Guide.

Terms used in this Code

•	Any reference in this Code to the Company or to an associate of the Company is to Lennar Corporation and all its subsidiaries or to an associate employed by Lennar Corporation or any of its subsidiaries.

•	Any reference in this Code to a director or officer of the Company is to a director or officer of Lennar Corporation. It does not refer to a person who is an officer of a subsidiary unless the person is regularly involved in setting policy for Lennar Corporation and its subsidiaries, and therefore in fact functions as an officer of Lennar Corporation. For the purposes of this Code, a person who is employed by the Company and serves as an officer of a subsidiary will be treated as an associate, but not an officer, of the Company.